

03057998



RECEIVED
MAY 01 2003
187

UNITY WIRELESS CORPORATION

2001 - 2002 Annual Report

Forward Looking Statements

Much of the information included in this annual report includes or is based upon estimates, projections or other "forward-looking statements". Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined within this annual report and within filings made from time to time with the Securities and Exchange Commission. We caution readers of this annual report that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements".

April 21, 2003

Dear Unity Wireless Stockholders:

Like many others in the wireless industry, 2002 was a very difficult year for Unity Wireless. One must realize that we lost almost 100% of our previous business by the end of the first quarter of 2002. The Korean market, representing about 87% of 2001 revenues, and a North American customer, Repeater Technologies, representing about 6% of 2001 revenues, had both evaporated.

Starting April 1, 2002 we started to aggressively build a new customer base with the goal of developing strong long-term relationships that could result in contracts to provide 50% to 100% of the amplifiers for any specific project. We set about developing new amplifiers to meet the specifications of a number of potentially very large projects, deployed our new amplifiers into field trials and now, in the first quarter of 2003, are experiencing an increase in orders as a result. Today we are more diversified geographically and have significantly reduced the risks associated with having a single client holding 85% of our business, as was the case in 2001.

Being here today is not without its cost. Unity Wireless has gone through an extensive restructuring that has drastically reduced its overhead, general and administrative and many other expenses. Management and employees alike have had to live with salary reductions in addition to putting in longer hours due to reduced staffing levels. Though lean and quite capable of supplying our new and expanding list of clients with world-class amplifier products, our financial situation has deteriorated to a distressing point.

We had intended to raise additional funds through a brokered offering late in 2002 or early 2003 which was not to be. Between our equity price and the general state of the stock market, raising additional capital through the public markets was not viable. Raising additional funds through the issue of debt instruments or loans has been somewhat more successful but has also proven to be challenging. This has left us searching for additional and alternative solutions to solving the liquidity issue we are now facing.

Revenues are expected to be higher in 2003 as we make progress with our focused strategies of achieving higher sales through long-term customer supply agreements and gaining customer acceptance of our new power amplifier technologies. As of today, we have confirmed orders exceeding 50% of last year revenues from different clients around the world with less than half of the employees we had in the same period. We also expect that a successful execution of our business strategy will enable us to improve our margins and become profitable in the current year.

This does not however rule out the need for further capital to sustain the operations of the Company. We require the flexibility to act on opportunities as they present themselves. It may require that we consolidate the stock in order to facilitate a financing or other strategic action that would be in the best interest of the Company and its stockholders. With consolidation as a last resort, we must be weigh each option and exhaust all efforts to survive and remain in a position to build upon the foundation that has now been firmly planted.

The wireless industry is still slow, but in some respects is showing signs of a recovery. Our recent order activity suggests that our customers are having a greater degree of success with their customers and their respective on-going field trials. And, while we are seeing delays in many projects, we have every reason to believe that essentially all of these projects are moving forward.

In perspective, power amplifiers are an integral part of the system that allows a wireless network to blanket a city, state or country with cellular coverage. Most of our revenue last year was, in essence, derived from selling prototypes designed and built to facilitate the winning of supply agreements by our customers. As our customers successfully complete field trials with their customers, we begin to manufacture power amplifiers for network rollouts as opposed to prototypes - dramatically affecting revenues, margins and profits. Evidence of this trend can already be seen in our current order book.

In closing, we believe that our strong engineering team, growing product line and intellectual property, combined with supply agreements with core customers, position us to benefit greatly from improved market conditions and increased capital spending on wireless network equipment. Getting there will not be easy - though nothing worthwhile ever is.

Yours very truly,

Ilan Kenig	Mark Godsy
Chief Executive Officer	Chairman

Company Overview

We are in the business of designing, developing and manufacturing high power linear RF (radio frequency) amplifiers and specialized communications products targeting wireless telecommunication markets. Most of our products are high power amplifiers, defined as single and multi-channel power amplifiers used for sending signals from a wireless network to a terminal such as a cell phone. Some of our products are used in repeaters that are used to extend coverage in cellular telephone networks. Some products are also used in base station equipment. One product has been tested for digital television broadcasting in Korea, and one product is for base stations used in wireless local loop applications. Wireless local loop networks are sometimes referred to as "the last mile" solution - unlike cellular phone systems which are mobile wireless networks, wireless local loop is designed to deliver voice and high speed data (*e.g.*, Internet) services to fixed locations such as homes and small offices without the need for special wiring via wireless communication devices.

Historically, we have generated over 90% of our revenues from the Korean market. During the year ended December 31, 2002, the Korean market contributed only about 45% of our revenues, while sales to customers in United States and China increased to 26% and 25% of our revenues respectively. As well, during this period, we started doing business with new customers in those countries, in addition to doing business with new customers in Israel and Sweden. We anticipate that this trend will continue.

We have started developing long-term strategic alliances and customer partnerships to assist us in technology development that will help to extend our position in the wireless communications market as well as reduce our exposure to shorter-term projects. By signing multi-year development and supply agreements, we hope to benefit from a more predictable revenue stream.

Revenues from operations were approximately $2,992,000 in the year ended December 31, 2002 and $3,545,000 in the year ended December 31, 2001. A majority of our sales occurred in markets outside of Canada and the United States. A summary of sales by geographic region for the years ended December 31, 2002 and 2002 is as follows:

Place	2002 Sales	% of Total 2002 Sales	2001 Sales	% of Total 2001 Sales
Israel	$34,000	1.1%	$33,000	0.9%
Korea	$1,340,000	44.8%	$3,085,000	87.0%
Sweden	$88,000	2.9%	$Nil	0%
United States	$774,000	25.9%	$268,000	7.6%
China	$756,000	25.3%	$159,000	4.5%

Most of the sales in Korea occurred in the first quarter of 2002. The volume of sales from Korea has decreased significantly because of the overall slowdown in the market and the increased competition in the Korean market. One of the largest customers in the United States, Repeater Technologies, which accounted for 13.5% of our total sales in fiscal 2002 filed for bankruptcy protection during fiscal 2002. As a result of these factors, we are expecting the volume of sales from the Korean market to decrease significantly in fiscal 2003. We experienced the decrease in sales from the Korean market and Repeater Technologies primarily in the first quarter of fiscal 2002. We were, however, able to generate new sales from new customers in various countries during the balance of fiscal 2002.

Looking forward, we believe the growth rate in small to medium sized amplifiers as used in repeaters and smart antennas may be even higher than in the general markets as third generation network networks are deployed. As well as their traditional "infill" and coverage extension roles, third generation network repeaters can be used by network operators to reduce deployment costs. "Smart antennas", a new technology that increases the performance and coverage of cells using antennas to focus signals, also favor the use of smaller repeater-style amplifiers like those made by our company. We believe the new technologies will make an increasing impact on the way networks are built over the coming years and are positioning to take advantage of this anticipated trend.

Management's Discussion and Analysis or Plan of Operation.

The following discussion should be read in conjunction with our consolidated audited financial statements and the related notes that appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in the section entitled "Risk Factors" beginning on page 8 of this annual report.

Our consolidated audited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles.

Results of Operations

Years Ended December 31, 2002 and 2001

Sales

Net sales in the year ended December 31, 2002 decreased by 16% or $552,799, to $2,991,971 from $3,544,770 in the year ended December 31, 2001. In general, we anticipate that revenues will increase in 2003 as we make progress with our refocused sales strategy, which transitioned our forces from one of short term relationships resulting in immediate sales to a focus on building long term relationships resulting in sales over several years. The decrease in sales in fiscal 2002 versus fiscal 2001 was due largely to the reduced sales in the second and third quarters of fiscal 2002 as a result of the longer sales cycle required from the newly initiated sales strategy which focuses on achieving sales from long-term customer supply agreements. Additional factors contributing to the lower sales in fiscal 2002 was the general worldwide softening and changing of the market conditions in the wireless sectors during the second and third quarters of fiscal 2002.

Cost of Goods Sold and Operating Expenses

Cost of goods sold during the year ended December 31, 2002 increased by 6%, or $153,072, to $2,723,526 from $2,570,454 in the year ended December 31, 2001. We anticipate that our cost of goods sold, as a percentage of sales, will be reduced during 2003 as a result of further increased sales, better pricing and outsourced manufacturing efficiencies. The increase in cost of goods sold for fiscal 2002 versus fiscal 2001 was primarily due to increased wages and benefits, the sub-contract labour and testing equipment required for the large amount of samples that were produced and shipped to potential long-term supply customers during the first six months of 2002 and a one time provision of $74,000 in the second quarter of 2002 for obsolete inventory that could no longer be used as newer component parts are now required for our new technology radio frequency amplifiers. To offset the increase in costs, we have completed the refinancing and reduction of some of our test equipment, created more efficiency in our staffing requirements and started working with an outsource manufacturing company. As well, we have started producing larger runs for customers. These factors allow us to take advantage of better purchasing power, reduce our inventory levels and ensure that a consistent quality product is delivered on time. Cost of goods includes stock-based compensation (recovery) expense of ($30,898) in fiscal 2002 versus $30,548 for 2001.

The gross margin of $268,445 or 9% of net sales for fiscal 2002 represented a decrease from a gross margin of $974,316 or 27% of net sales for fiscal 2001 due to the initiation during the second quarter of 2002 of our refocused sales strategy which transitioned our forces from one of short-term relationships resulting in immediate sales, but no commitment for additional purchases, to a focus on building long-term relationships with customers who would commit to purchase a specified percentage of their amplifier requirement from us over a term of three or more years. The associated long sales cycle to potential long-term supply customers results in costs of goods sold exceeding revenue generated by sales due to low initial volume of sales as the long-term customer begins to deploy their applications using our products and the higher production cost initially associated with designing a custom solution for each long-term customer's installation needs. If we are successful in establishing additional favorable relationships with long-term customers, we anticipate that these trends will reverse themselves over the course of the supply relationships as sales volumes increase and we are able to standardize production and realize economies of scale in production. In addition, we had a lower gross margin because we sold some components to several customers in Korea at lower margins than we used to sell our amplifiers. As well, during the second quarter, we recorded a provision in the amount of $74,000 for obsolete inventory, as newer parts are required for our new technology RF amplifiers. We anticipate that we will increase our gross margin during 2003 with increased sales and reduced overhead as a result of increased volumes and lower per unit costs associated with more standardized production of our amplifiers and increased sales volumes.

Research and development expenses in the year ended December 31, 2002 increased by 69%, or $584,856, to $1,427,343 from $842,487 in the year ended December 31, 2001. This increase was primarily due to increased research and development activities and related expenditures as a result of the larger number of engineering personnel on staff and the increased projects for development of additional amplifier products during fiscal 2002 versus fiscal 2001. Research and development expenses include stock-based compensation (recovery) expense of $(116,747) for 2002 versus $152,436 for 2001.

Sales and marketing expenses in 2002 decreased by 37%, or $188,164, to $327,141 from $515,305 in the year ended December 31, 2001. The decrease was a net effect of decreased advertising, promotional activities, tradeshow and travel expenses to visit new customers and distributors which was required in fiscal 2001 which was partially offset by increased expenses from samples supplied to potential new customers in fiscal 2002. Providing customers with trial samples is an industry practice that is required in order to secure new long-term customer supply contracts. In fiscal 2003, we anticipate reducing sales and marketing expenses as we plan to solely focus our marketing and sales personnel on the goal of securing additional short and long-term supply agreements. Sales and marketing expenses include stock-based compensation (recovery) expense of $(89,321) in 2002 versus $112,331 in 2001.

Depreciation and amortization in the year ended December 31, 2002 decreased by 69%, or $199,344, to $89,580 from $288,924 in 2001. $185,400 of the decrease was attributable to the change in the amortization of goodwill as a result of our adopting a new accounting policy respecting goodwill.

Exchange loss in the year ended December 31, 2002 increased by 204%, or $100,569, to $51,311 from an exchange gain of $49,258 in the year ended December 31, 2001 due to fluctuations in the currency exchange rate between the U.S. and Canada. Our company's revenues are received in U.S. dollars, while the majority of expenses are incurred in Canadian dollars. Generally, a loss indicates a strengthening of the Canadian dollar relative to the U.S. dollar as has occurred since January 1, 2001.

General and administrative expenses in the year ended December 31, 2002 decreased by 32%, or $597,636, to $1,246,510 from $1,844,146 in 2001. The reduction was a result of better control of overhead expenses and reduced stock compensation expense compared to last year. We expect general and administrative expenses to decrease further in fiscal 2003 as a result of further cost control measures that we have implemented. General and administrative expenses include stock-based compensation (recovery) expense of $(106,037) in 2002 versus an expense of $360,139 for 2001.

Other Income and Expenses

Interest income in the year ended December 31, 2002 decreased by 94%, or $40,928, to $2,617 from $43,545 in the year ended December 31, 2001. This decrease results primarily from a lower balance on deposited funds on deposit during the period.

Other income in the year ended December 31, 2002 increased by 229%, or $27,633, to $39,712 from $12,079 in the year ended December 31, 2001. This increase results primarily from a $74,451 settlement of a government debt.

During the year ended December 31, 2001, we had a gain of $267,504 from operations discontinued during fiscal 2001. As those operations were discontinued prior to the year ended December 31, 2002, we have not reported any gain from discontinued operations during fiscal 2002.

Net gain from discontinued operations amounted to $nil in the year ended December 31, 2002 compared to $267,504 in the year ended December 31, 2001. In fiscal 2001, a loss of $165,125 was attributable to the sale of the UniLinx business on May 1, 2001 and a gain of $432,629 resulting from the sale of the Sonem business.

Years Ended December 31, 2001 and 2000

Sales

Net sales in the year ended December 31, 2001 increased by 648%, or $3,070,767, to $3,544,770 from $474,003 in 2000. Sales in fiscal 2001 were totally attributable to radio frequency amplifier sales and in fiscal 2000 net sales were $474,003 from radio frequency amplifiers between November 16 and December 31, 2000. These revenues are all attributable to the development and sales of our amplifier products.

Cost of Goods Sold and Operating Expenses

Cost of goods in the year ended December 31, 2001 increased by 605%, or $2,206,031, to $2,570,454 from $364,423 in the year ended December 31, 2000. The increase was primarily due to increased sales of radio frequency amplifiers in fiscal 2001. The cost of goods sold in fiscal 2001 was also increased by an inventory write down of $88,429 for the UniLinx inventory, a business which we disposed of in fiscal 2001. The gross margin for the radio frequency amplifiers was positive. Stock compensation resulting from the granting of stock options was $30,548 in 2001 and $354 in 2000.

Research and development expenses for the year ended December 31, 2001 were $842,487, including $152,436 in stock based compensation. Expenses in 2001 were primarily due to the hiring of senior level RF engineering positions, leasing of radio frequency test equipment and development of additional amplifier products. During 2001, we also received $225,448 related to a Canadian Government Investment Tax Credit that was paid to us as a result of radio frequency amplifier research and development activities in 2000. Stock compensation resulting from the granting of stock options was $152,436 in 2001.

Sales and marketing expenses in the year ended December 31, 2001 increased by 4,696%, or $504,560 to $515,305 from $10,745 in the year ended December 31, 2000. Costs in fiscal 2001 were primarily attributable to the radio frequency amplifier business and included the restructuring of sales and marketing staff, hiring senior level sales and marketing positions, revamping corporate and promotional material, attendance at various industry trade shows, building up a worldwide distributor network as well as travel to visit customers and distributors. In fiscal 2000 sales and marketing expenses were attributable to radio frequency amplifier sales between November 16 and December 31, 2000. Stock compensation resulting from the granting of stock options was $112,331 in 2001 and $88,766 in 2000.

Depreciation and amortization in the year ended December 31, 2001 increased by 14,175%, or $286,900, to $288,924 from $2,024 in the year ended December 31, 2000. $185,399 of the increase was attributable to amortization of goodwill arising from the acquisition of Ultratech Linear Solutions Inc. on November 16, 2000.

Exchange gain (loss) increased by $46,222 to ($49,258) in the year ended December 31, 2001 from ($3,036) in the year ended December 31, 2000. The exchange loss in fiscal 2001 was due to fluctuations in the currency exchange rate between the United States and Canada. Our revenues are received mostly in US dollars, while the majority of expenses are incurred in Canadian dollars. As we measure our financial results in Canadian dollars, strength of the US dollar results in exchange rate gains.

General and administrative expenses in the year ended December 31, 2001 decreased by 6%, or $108,323, to $1,844,146 from $1,952,469 in the year ended December 31, 2000. Expenses in fiscal 2001 included non-recurring legal and regulatory related costs associated with restructuring our operations during the year, hiring additional operations related administrative staff, general operating overhead expenses associated with the leased premises, expenses related to listing our shares on the TSX Venture Exchange, financing costs of the private placement which was completed in December 2001, initiation of the ISO 9001 certification process as well as increased legal, audit, regulatory, investor relations and corporate finance activities which are associated with being a public company. Stock compensation resulting from the granting of stock options was $360,139 in 2001 and $354,426 in 2000.

Other Income and Expenses

Interest income in the year ended December 31, 2001 was $43,545. This amount results primarily from interest earned from term deposits.

Net gain from discontinued operations amounted to $267,504 in the year ended December 31, 2001. A loss of $165,125 is attributable to sale of the UniLinx business on May 1, 2001 and a gain of $432,629 resulting from the sale of the Sonem business.

Liquidity and Capital Resources

Since our inception, we have been dependent on investment capital as our primary source of liquidity. Prior to December 31, 2000, sales of the our Sonem traffic signal priority product, and sales of our UniLinx product, provided insufficient cash flow to sustain operations. We had an accumulated deficit at December 31, 2002 of $15,495,130. During 2002, we focused entirely on the wireless amplifier product segment and incurred a net loss, after stock-based compensation expense, of $2,665,242 (2001 - loss of $1,979,212).

During 2002, our cash position decreased significantly. The primary use of cash was for our continued operations, which also included non-cash charges in depreciation expense, stock-based compensation recovery, loss on disposal of assets and gain on settlement of debt and obligations. Other significant non-cash working capital changes included a decrease in inventory and a significant increase in accounts payable and accrued liabilities. We currently have good on-going communications with our suppliers and are in various stages of discussion with them regarding extended payment terms for their respective outstanding December 31, 2002 accounts payable balances.

Our investing activities of $78,194 during year ended December 31, 2002 were attributable mainly to purchases of testing and tuning equipment and expenditures in related to securing intellectual property.

Financing activities during the year ended December 31, 2002 included replacing the previous HSBC Bank of Canada operating line in February, 2002 with a $79,300 (Cdn $125,000) operating line from Canadian Imperial Bank of Commerce, at an interest rate of prime, and secured by a $78,813 (Cdn $125,000) guaranteed investment certificate and a general security agreement over all our assets. In March 2002, we secured a $750,000 account receivable credit facility with Canadian Imperial Bank of Commerce at an interest rate of Canadian Imperial Bank of Commerce's prime rate plus 1% and an administrative fee of 1% of invoice value. As well, on May 14, 2002, we completed an equity financing through a private offering of 2,317,857 units at $0.28 per unit, thereby raising equity capital for gross proceeds of $649,000. Each unit consisted of one share of common stock and one warrant exercisable to acquire one additional common share at $0.35 per share until May 14, 2003. On July 2, 2002 certain stockholders of our company exercised share purchase warrants issued pursuant to the December 24, 2001 private placement. A total of 899,999 warrants were exercised at $0.30 per share for total gross proceeds of $270,000. On August 20, 2002 certain stockholders of our company further exercised share purchase warrants issued pursuant to the December 24, 2001 private placement. A total of 500,000 warrants were exercised at $0.30 per share for total gross proceeds of $115,000. In the short term, we plan to raise additional equity capital for working capital and expansion through the exercise of existing warrants, an equity/debt offering or a combination both.

During November and December, 2002, we completed a private placement financing of $605,435 by way of 10% redeemable convertible notes which are convertible into common shares at a price of $0.09 (CDN$0.15 per share) and repayable at any time without penalty plus 6,375,483 share purchase warrants; each warrant entitles the holder to purchase on common share at a price of $0.09 (CDN$0.15) per share. For accounting purposes the proceeds of this convertible note financing have been allocated between its debt and equity components. Using the Black-Scholes pricing model and the intrinsic value of the conversion feature, we have calculated the fair value of the warrants at $479,258 and have recorded this amount as additional paid-in capital. The remaining balance of $126,177 was recorded as a liability, and will be charged as an interest expense over the term of the notes. For the period ending December 31, 2002, accretion of $11,070 was charged as interest expense

Other than the redeemable convertible notes, operating loan commitments and a commitment under existing leases for an aggregate of $214,813 through 2005, we have no material commitments, including capital commitments, outstanding at December 31, 2002.

Our capital requirements are difficult to plan in light of our current strategy to expand our customer base and to develop new products and technologies. Since our inception, we have been dependent on investment capital as our primary source of liquidity. Our operations to date have been primarily financed by sales of our equity securities. As of December 31, 2002, we had a working capital deficiency of $394,917. Our operations presently are generating negative cash flow, and we do not expect positive cash flow from operations in the near term. We need to secure additional working capital in the short-term in order to sustain our operations and execute our business plan. It is our intention to raise sufficient funds necessary to carry our company through to positive cash flow and profitability.

We anticipate that we will require a greater amount of additional working capital for inventory, components and work in process or to expand our manufacturing capacity if we enter into contracts for large quantities of our amplifiers. We are incurring expenses in anticipation of future sales that may not materialize. If future sales fall significantly below our expectations or if we incur unanticipated costs or expenses, our financing needs could be increased. Any inability to obtain sufficient capital to sustain our existing operations, to meet commitments or to fund our obligations under our existing sales orders may require us to delay delivery of products, to default on one or more agreements or to significantly reduce or eliminate sales and marketing, research and development or administrative functions. The occurrence of any of these, or other adverse affects of inability to raise adequate capital, may have a material adverse effect on our business, financial condition and results of operations.

We are investing in new technologies for medium and long-term strategic positioning. A recent licensing partnership, and ongoing investigations of new technologies designed to increase the linearity and efficiency of radio frequency amplifiers, when incorporated into our products, is expected to provide a competitive edge in both pricing and performance. The resulting products, planned for introduction starting in mid 2003, will be sold to existing customers and are also expected to open new opportunities for us as we project growth in the market for third generation digital wireless infill products (repeaters, micro-cells and smart antennas) in the last quarter of 2003. Our medium term strategy is to leverage this technology to increase sales and establish technical credibility in the third generation market over the next nine to eighteen months.

Our third generation feedforward linear power amplifiers are also expected to allow us to market products to new markets, in particular to base station manufacturers, in the medium to longer term. The feedforward and other new technologies will target original equipment manufacturers of cellular systems and will be design-in products.

Market for Common Equity and Related Stockholder Matters.

In Canada, our common stock trades on the TSX Venture Exchange (formerly known as the Canadian Venture Exchange) under the symbol "UWC". In the United States, our common stock is traded on the National Association of Securities Dealers OTC Bulletin Board under the symbol "UTYW." Between February 6, 1999 and August 17, 2000, our common stock traded under the symbol "ZSON." Before February 6, 1999, our common stock traded under the symbol "MMIM." The following quotations obtained from Canada Stockwatch reflect the highs and low bids for our common stock based on inter-dealer prices, without retail mark-up, mark-down or commission an may not represent actual transactions.

The high and low bid prices of our common stock for the periods indicated below are as follows:

OTC Bulletin Board (1)			**TSX Venture Exchange (2) (CDN$)**		
Quarter Ended	**High**	**Low**	**Quarter Ended**	**High**	**Low**
December 31, 2002	$0.17	$0.07	December 31, 2002	$0.28	$0.11
September 30, 2002	$0.29	$0.14	September 30, 2002	$0.40	$0.21
June 30, 2002	$0.48	$0.20	June 30, 2002	$0.73	$0.35
March 31, 2002	$0.38	$0.16	March 31, 2002	$0.60	$0.27
December 31, 2001	$0.35	$0.15	December 31, 2001	$0.60	$0.40
September 30, 2001	$0.30	$0.11	September 30, 2001	$N/A	$N/A
June 30, 2001	$0.48	$0.19	June 30, 2001	$N/A	$N/A
March 31, 2001	$0.68	$0.26	March 31, 2001	$N/A	$N/A

(1) Over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

(2) Our common stock began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) on December 24, 2001.

Our common shares are issued in registered form. Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: (604) 661-0271; Facsimile: (604) 683-3694) is the registrar and transfer agent for our common shares.

Presentation of the Financial Statements

There were no Changes In and Disagreements With Accountants on Accounting and Financial Disclosure with the Company's auditors in 2001 or 2002 with respect to the following statements.

Consolidated Financial Statements
(Expressed in United States dollars)

UNITY WIRELESS CORPORATION

(Prepared in accordance with United States
generally accepted accounting principles)

Years ended December 31, 2002 and 2001

AUDITORS' REPORT

To the Stockholders
Unity Wireless Corporation

We have audited the accompanying consolidated balance sheets of Unity Wireless Corporation as at December 31, 2002 and 2001 and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Wireless Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in note 2 to the financial statements, the Corporation has incurred recurring losses from operations and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 4 to the financial statements, the Corporation changed its method of amortizing goodwill in 2002.

/s/ KMPG LLP

Chartered Accountants

Vancouver, Canada
February 7, 2003

UNITY WIRELESS CORPORATION

Consolidated Balance Sheets
(Expressed in United States dollars)
(Prepared in accordance with United States generally accepted accounting principles)

Years ended December 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 335,818	$ 1,012,430
Restricted cash (note 9)	88,160	80,000
Accounts receivable (less allowance for doubtful accounts of $33,059 in 2002 and $55,873 in 2001)	231,505	263,747
Government grant receivable	29,197	26,457
Inventory (note 7)	461,385	519,516
Prepaid expenses and deposits	39,040	38,643
Other receivable (note 6)	-	18,241
	1,185,105	1,959,034
Deferred financing cost	38,994	-
Equipment, net (note 8)	211,700	276,909
Patents	8,507	-
Goodwill (note 4)	741,596	741,596
	$ 2,185,902	$ 2,977,539
Liabilities and Stockholders' Equity		
Current liabilities:		
Bank indebtedness (note 9)	$ 101,411	$ 238,667
Accounts payable and accrued liabilities (note 10)	1,244,377	658,583
Loans payable (note 12)	202,514	-
Product warranty (note 3(n))	31,720	31,500
Obligations under capital leases	-	45,900
	1,580,022	974,650
Convertible debenture (note 11)	137,247	-
Loans payable (note 12)	-	74,451
Obligations under capital leases	-	3,488
	1,717,269	1,052,589
Stockholders' equity:		
Common stock, $0.001 par value 100,000,000 authorized, 35,016,894 (2001 - 30,915,704) issued and outstanding	35,017	30,916
Additional paid-in capital	15,811,919	14,896,893
Share subscription receivable (note 15)	-	(90,600)
Deferred stock compensation	-	(199,198)
Accumulated deficit	(15,495,130)	(12,830,289)
Accumulated other comprehensive income:		
Cumulative translation adjustments	116,827	117,228
	468,633	1,924,950
	$ 2,185,902	$ 2,977,539

Future operations (note 2)
Commitments (note 16)
Contingent liabilities (note 19)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

________________ Director ________________ Director

UNITY WIRELESS CORPORATION

Consolidated Statements of Operations and Comprehensive Loss
(Expressed in United States dollars)
(Prepared in accordance with United States generally accepted accounting principles)

Years ended December 31, 2002 and 2001

		2002		2001
Net sales	$	2,991,971	$	3,544,770
Cost of goods sold (includes stock-based compensation ($30,898) in 2002 and $30,548 in 2001 and excludes depreciation shown separately below)		2,723,526		2,570,454
		268,445		974,316
Expenses:				
Research and development (includes stock-based compensation ($116,747) in 2002 and $152,436 in 2001)		1,427,343		842,487
Government grant (note 19)		(192,986)		(52,036)
Sales and marketing (includes stock-based compensation ($89,321) in 2002 and $112,331 in 2001)		327,141		515,305
Depreciation and amortization		89,580		288,924
Exchange loss (gain)		51,311		(49,258)
Interest expense		26,716		5,890
General and administrative (includes stock-based compensation ($106,037) in 2002 and $360,139 in 2001)		1,246,510		1,844,146
		2,975,615		3,395,458
Operating loss for the year		(2,707,170)		(2,421,142)
Interest earnings		2,617		43,545
Other earnings		39,712		12,079
Loss from continuing operations		(2,664,841)		(2,365,518)
Discontinued operations:				
Gain from discontinued operations (note 5)		-		267,504
Loss for the year	$	(2,664,841)	$	(2,098,014)
Comprehensive loss:				
Loss for the year	$	(2,664,841)	$	(2,098,014)
Currency translation adjustment		(401)		118,802
Comprehensive loss	$	(2,665,242)	$	(1,979,212)
Basic and diluted earnings (loss) per common share (note 14(c)):				
Continuing operations	$	(0.08)	$	(0.09)
Discontinued operations		-		0.01
	$	(0.08)	$	(0.08)

See accompanying notes to consolidated financial statements.

UNITY WIRELESS CORPORATION

Consolidated Statements of Stockholders' Equity
(Expressed in United States dollars)
(Prepared in accordance with United States generally accepted accounting principles)

	Common Stock	Common stock issues and outstanding	Additional paid-in capital	Subscription receivable	Deferred stock compensation	Accumulated deficit	Accumulated other comprehensive (loss) income	Total stockholders' equity
Balance December 31, 2000	25,743,153	$ 25,743	$ 13,251,498	$ -	$ (89,719)	$ (10,732,275)	$ (1,574)	$ 2,453,673
Issued for services rendered (note 14(a))	25,000	25	6,975	-	-	-	-	7,000
Issued pursuant to private placement	5,147,551	5,148	921,389	-	-	-	-	926,537
Share issue costs	-	-	(47,902)	-	-	-	-	(47,902)
Compensation expense of options and warrants	-	-	655,454	-	-	-	-	655,454
Deferred stock compensation	-	-	109,479	-	(109,479)	-	-	-
Loss for the year	-	-	-		-	(2,098,014)	-	(2,098,014)
Currency translation adjustment	-	-	-		-	-	118,802	118,802
Comprehensive loss								(1,979,212)
Share subscription receivable for issuance pursuant to private placement (note 15)	-	-	-	(90,600)	-	-	-	(90,600)
Balance December 31, 2001	30,915,704	30,916	14,896,893	(90,600)	(199,198)	(12,830,289)	117,228	1,924,950
Issued on exercise of options and warrants	1,783,333	1,783	448,884	-	-	-	-	450,667
Issued pursuant to private placement	2,317,857	2,318	646,682	-	-	-	-	649,000
Share issue costs	-	-	(156,591)	-	-	-	-	(156,591)
Warrants issued as financing cost on private placement	-	-	38,994	-	-	-	-	38,994
Compensation expense of options and warrants	-	-	(343,003)	-	-	-	-	(343,003)
Beneficial conversion option on convertible debenture	-	-	479,258	-	-	-	-	479,258
Deferred stock compensation	-	-	(199,198)	-	199,198	-	-	-
Loss for the year	-	-	-	-	-	(2,664,841)	-	(2,664,841)
Currency translation adjustment	-	-	-	-	-	-	(401)	(401)
Comprehensive loss								(2,665,242)
Repayment of share subscription receivable (note 15)	-	-	-	90,600	-	-	-	90,600
Balance December 31, 2002	35,016,894	$ 35,017	$ 15,811,919	$ -	$ -	$ (15,495,130)	$ 116,827	$ 468,633

See accompanying notes to consolidated financial statements.

UNITY WIRELESS CORPORATION

Consolidated Statements of Cash Flows
(Expressed in United States dollars)
(Prepared in accordance with United States generally accepted accounting principles)

Years ended December 31, 2002 and 2001

	2002	2001
Operations:		
Loss for the year	$ (2,664,841)	$ (2,098,014)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accretion of interest on convertible loan	11,070	-
Amortization of goodwill	-	185,399
Depreciation and amortization	89,580	103,525
Forgiveness of debt	(74,451)	-
Forgiveness of lease obligation	(135,005)	-
Loss on disposal of assets	209,296	-
Shares issued for services rendered (note 14(a))	-	7,000
Stock-based compensation	(343,003)	655,454
Provision for loan receivable (note 6)	-	85,611
Changes in non-cash working capital relating to operations:		
Accounts receivable and government grant receivables	(29,502)	(43,708)
Inventory	58,131	(56,104)
Prepaid expenses	(397)	(24,334)
Accounts payable and accrued liabilities	585,794	(70,224)
Product warranty	-	(591,997)
Other receivable	18,241	43,259
	(2,275,087)	(1,804,133)
Investments:		
Acquisition of equipment	(61,527)	(96,545)
Acquisition of patents	(8,507)	-
Loan receivable	-	118,823
Restricted cash (note 9)	(8,160)	20,000
	(78,194)	42,278
Financing:		
Bank indebtedness	(137,256)	(38,144)
Loans payable	202,514	(83,642)
Repayment of capital lease obligation	(49,388)	(12,850)
Cash proceeds on issuance of convertible debenture	605,435	-
Repayment of share subscription receivable	90,600	-
Cash proceeds on issuance of common shares	1,099,667	835,937
Share issue costs	(156,591)	(47,902)
	1,654,981	653,399
Effect of foreign exchange rate changes on cash and cash equivalents	21,688	118,802
Decrease in cash	(676,612)	(989,654)
Cash, beginning of year	1,012,430	2,002,084
Cash, end of year	$ 335,818	$ 1,012,430

Supplementary information (note 20)

See accompanying notes to consolidated financial statements.

UNITY WIRELESS CORPORATION

Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(Prepared in accordance with United States generally accepted accounting principles)

Years ended December 31, 2002 and 2001

1. Nature of business:

Unity Wireless Corporation (the "Corporation") was incorporated in Delaware on October 1, 1998 under the name Sonic Systems Corporation ("Sonic Delaware"). Sonic Delaware changed its name to Unity Wireless Corporation on July 17, 2000. The Corporation is a designer, developer and manufacturer of wireless technologies and produces its high power linear radio frequency (RF) amplifiers. High power linear RF amplifiers are used in both mobile and fixed wireless voice, Internet and data base station and repeater networks and support Cellular, PCS (Personal Communications Services), Paging and WLL (Wireless Local Loop) frequencies.

2. Future operations:

During the year, the Corporation incurred a loss, inclusive of stock-based compensation, of $2,664,841 (2001 - $2,098,014) and used cash in operations of $2,275,087 (2001 - $1,804,133). In addition, at December 31, 2002, the Corporation has a working capital deficiency of $394,917.

The Corporation is investing in new technologies for medium and long-term strategic positioning. A recent licensing partnership (note 19(b)(i)), and ongoing investigations of new technologies designed to increase the linearity and efficiency of RF amplifiers when designed into the Corporation's products, is expected to provide a competitive edge in both pricing and performance. The resulting products, planned for introduction starting in early 2003, will be sold to existing customers and are also expected to open new opportunities for the Corporation as it projects growth in the market for third generation digital wireless ("3G") infill products (repeaters, micro-cells and smart antennas) in 2003. The Corporation's medium term strategy is to leverage this technology to increase sales and establish technical credibility in the 3G market over the next nine to eighteen months.

The Corporation's 3G feedforward LPA, is also expected to allow the Corporation to market to new markets, in particular with base station manufacturers, in the medium to longer term. The feedforward and other new technologies will target OEMs of cellular systems and will be design-in products.

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Operations to date have been primarily financed by long-term debt and equity transactions. At December 31, 2002, the Corporation will require additional financing to continue to operate at current levels throughout 2003. Accordingly, the Corporation's future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations. There can be no assurances that the Corporation will be successful. If it is not, the Corporation will be required to reduce operations or liquidate assets. The Corporation will continue to evaluate its projected expenditures relative to its available cash and to seek additional means of financing in order to satisfy its working capital and other cash requirements. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Corporation be unable to continue as a going concern.

3. Significant accounting policies:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Unity Wireless Systems Corp. ("Unity Systems"). All significant intercompany accounts and transactions have been eliminated.

(b) Use of estimates:

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of inventory, equipment and goodwill, and liabilities (particularly product warranty) and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Financial instruments:

At December 31, 2002, the Corporation has the following financial instruments: cash and cash equivalents, accounts receivable, other receivable, accounts payable and accrued liabilities, and loans payable. The carrying value of these financial instruments is considered to approximate fair value based on their short-term nature.

The Corporation accounts for its derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities". This statement requires the Corporation to recognize derivatives on the balance sheet at fair value. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective when hedging changes in fair value. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change of value. The Corporation did not hold any derivative instruments and was not involved in any hedging activities at December 31, 2002.

(d) Cash and cash equivalents:

Cash equivalents include short-term deposits, which are all highly liquid securities with a term to maturity of three months or less when acquired. Short-term deposits are valued at cost.

(e) Inventory:

Inventory is carried at the lower of cost, determined on an average cost method, and market. Market is considered to be replacement cost for raw materials and net realizable value for work in progress and finished goods. The cost of finished goods includes the cost of raw material, direct labour, and an appropriate allocation of related overhead.

3. Significant accounting policies (continued):

(f) Equipment:

Equipment is stated at cost. Depreciation is computed on a declining balance basis over the estimated useful lives of the assets as follows:

Asset	Rate
Computer equipment and software	30%
Furniture and fixtures	20%
Production and R&D equipment	20%

Leasehold improvements are stated at cost and depreciated over the term of the lease on a straight-line basis.

(g) Patents:

Consideration paid for acquiring patents is amortized on a straight-line basis over three years commencing with the date the patents are granted.

(h) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of the reporting unit's goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting unit exceeds the implied fair value of its goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before extraordinary items and discontinued operations.

3. Significant accounting policies (continued):

(i) Impairment of long-lived assets and long-lived assets to be disposed of:

Long-lived assets, such as equipment and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j) Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not considered to be more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

(k) Advertising costs:

Advertising costs are expensed as incurred. The Corporation incurred advertising expenses of $24,870 in 2002 and $95,259 in 2001.

(l) Foreign currency translation:

The Corporation's functional or primary operating currency is the Canadian dollar while the reporting currency in the consolidated financial statements is the United States dollar. The Corporation's financial statements are prepared in Canadian dollars before translation to the US dollar reporting currency. The Corporation translates transactions in currencies other than the Canadian dollar into Canadian dollar amounts at the exchange rate in effect on the transaction date. Monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

Amounts reported in Canadian dollars have been translated into US dollars as follows: assets and liabilities are translated into US dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation to the reporting currency are accumulated in cumulative translation adjustments, a separate component of stockholders' equity.

3. Significant accounting policies (continued):

(m) Revenue recognition:

Revenue from products is recognized once a sale arrangement exists, delivery has occurred, the revenue is determinable and collectibility is reasonably assured which is upon the later of shipment or when title passes to the customer depending on the contractual terms. The Corporation does not enter into sales arrangements having post contract customer support or rights of return. The Corporation records deferred revenue when cash is received in advance of the revenue recognition criteria being met.

(n) Product warranty:

A liability for estimated warranty expense is established by a charge against cost of goods sold at the time revenue is recognized as products are sold. The subsequent costs incurred for warranty claims serve to reduce the product warranty liability. The actual warranty costs the Corporation will ultimately pay could differ materially from this estimate.

(o) Research and development:

Research and development costs are expensed as incurred.

(p) Stock option plan:

The Corporation applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25", to account for its employee plan stock option grants. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Corporation has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. Stock compensation granted to non-employees is recognized at its fair value as the services are provided and the options are earned.

If the exercise price of fixed employee stock option award is reduced or if the exercise price is not fixed in the functional currency of the Corporation or in the currency the employee is paid, the award is accounted for as a variable award until the award is exercised, forfeited, or expires unexercised. The Corporation measures variable plan stock compensation as the amount by which the quoted market value of the common shares of the Corporation's stock covered by the grant exceeds the option price with changes in the market price included in the measurement of loss.

(Expressed in United States dollars)

3. Significant accounting policies (continued):

(p) Stock option plan (continued):

Had compensation cost been determined based on the fair value at the grant dates for those options issued to employees and consultants, consistent with the method described in SFAS No. 123, the Corporation's loss and loss per common share would have been increased to the pro forma amounts indicated below.

	2002	2001
Loss for the year, as reported	$ (2,664,841)	$ (2,098,014)
Total stock-based employee compensation expense determined under fair value based method for all awards	(17,475)	(844,420)
Pro forma loss	$ (2,682,316)	$ (2,942,434)
Basic and diluted loss per common shares, net as reported	$ (0.08)	$ (0.08)
Pro forma	(0.08)	(0.11)

The fair value of each option granted in 2002 and 2001 was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield; volatility of 148% (2001 - 156%) based on weekly stock price; risk-free interest rate of 3.25% (2001 - 3.25%) and an expected life of four years.

The weighted-average fair value of options granted during 2002 and 2001 was $0.16 and $0.33 respectively.

(q) Loss per common share:

The basic loss per share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding for that period. Escrow shares with time-based vesting which are not contingently returnable are included in the basic loss per share computation. Diluted loss per share is computed using the treasury stock method, giving effect to all dilutive potential common shares that were outstanding during the period except to the extent where anti-dilutive.

(Expressed in United States dollars)

3. Significant accounting policies (continued):

(r) Government assistance:

Government assistance consists of government grants. Government grants are received from an agency of the Government of Canada for a specific research and development project approved by the agency. The grant is the reimbursement of cost incurred for the pre-approved project. The Corporation follows the cost reduction method of accounting for government assistance, whereby the benefit of the assistance is recognized as a reduction in the cost of the related asset or credited against expenses incurred in the statement of operations, as determined by the terms and conditions of the agreement under which the assistance is provided to the Corporation and the nature of the costs incurred. Government assistance is recognized when receipt of the assistance is reasonably assured. Reasonable assurance is based on the Corporation's past experience with claims and collections. Certain government assistance has a contingent liability for repayment. The liability to repay government assistance is recognized in the period in which conditions arise that will cause government assistance to be repayable.

(s) Comprehensive loss:

Comprehensive loss measures all changes in stockholders' equity excluding capital transactions. For the periods presented, other comprehensive loss comprises of only foreign currency translation.

(t) Comparative figures:

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

(u) Recent pronouncements:

In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS No. 143"), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. Currently, the Corporation does not believe that the adoption of this accounting pronouncement will impact its financial results.

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("FAS No. 148"), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS No. 148 is effective for fiscal years ending after December 15, 2002 with earlier application permitted. The Corporation has adopted the disclosure provisions of FAS No. 148 in these consolidated financial statements, as disclosed in note 3(p).

(Expressed in United States dollars)

4. Change in accounting policy:

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards ("FAS") 141, "Business Combinations", and FAS 142, "Goodwill and other Intangible Assets". Under FAS 141, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Under FAS 142, goodwill and intangible assets having indefinite lives are not amortized and tested for impairment at least annually. Intangible assets with definite lives are amortized over their estimated useful lives.

The Corporation has adopted FAS 141 and 142 effective January 1, 2002. As of the date of adoption, the Corporation had unamortized goodwill in the amount of $741,596. This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $185,400 ($0.01 per share), from that which would have been otherwise calculated for the year ended December 31, 2002. In accordance with the requirements of FAS 142, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy had been applied retroactively, net loss for 2001 would have decreased by $185,400 to $1,912,614 ($0.07 per share).

The Corporation considers itself to operate as a single reporting unit. At January 1, 2002, the Corporation had completed its initial assessment of goodwill impairment and had concluded that the fair value of the reporting unit exceeds its carrying value and accordingly, no impairment of the carrying value of goodwill is required to be recorded. The Corporation also performed its annual goodwill impairment test on December 31, 2002 and concluded that no impairment charge was required.

5. Discontinued operations:

On April 30, 2001, the Corporation disposed of its remaining interest in Sonem. Sales for Sonem products during 2001 was nil.

On June 12, 2001, the Corporation also disposed of its last non-amplifier operation, the Unilinx business, to Horton Automation Inc. ("Horton"), a British Columbia, Canada corporation. The Corporation sold all of its assets and undertakings involved in the Unilinx business. The assets involved include inventory, equipment and intellectual property of the business. The purchase price is being paid over time on a percentage of future sales basis within a period of two years until June 12, 2003. The Corporation has not recorded the consideration as it is contingent on Horton generating sales for the Unilinx product. Consequently, the Corporation recorded a loss on the disposition of the Unilinx business. Sales for Unilinx products during 2001 were nil (2000 - $125,425).

(Expressed in United States dollars)

5. Discontinued operations (continued):

Therefore, in summary, the gain (loss) from discontinued operations presented in the consolidated statements of operations are comprised of the following:

	Unilinx	Sonem	UWIC	2001 Total
Gain (loss) on disposal	$ (165,125)	$ 432,629	$ -	$ 267,504
Gain (loss) from discontinued operations	-	-	-	-
Gain (loss) on disposal	$ (165,125)	$ 432,629	$ -	$ 267,504

6. Loan receivable:

The Corporation had a loan receivable from Cobratech Industries Inc. ("Cobratech"), a company which had two former common directors, the original principal amount being $200,000. Interest was payable to the Corporation at 1% per month, calculated monthly not in advance. The loan was secured by a general security agreement which included all of the personal and real property of Cobratech. The loan was repayable upon demand. Cobratech repaid the Corporation $122,222 in 2001, and agreed to repay the balance in 2002, repaying 10% of all funds received from any future financing it received. As at December 31, 2001, the Corporation recorded an $85,611 provision on the remaining balance for uncollectibility because of uncertainty with regard to future operations, profitability and cash flows of Cobratech. The Corporation received 428,053 common shares of CTI Diversified Holdings Inc. ("CTI"), the OTC-BB listed parent company of Cobratech as final settlement of the outstanding loan, representing less than 3% of CTI's issued and outstanding shares. These shares are not registered with the Securities Exchange Commission ("SEC") and cannot be sold, transferred or exchanged by the Corporation. This settlement has been recorded in these consolidated financial statements at the fair value of the investment received, which was nominal at the date of the transaction.

7. Inventory:

	2002	2001
Raw materials	$ 317,411	$ 261,220
Finished goods	143,974	258,296
	$ 461,385	$ 519,516

(Expressed in United States dollars)

8. Equipment:

Equipment consists of the following:

	2002		2001	
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
Computer equipment	$ 145,721	$ 81,782	$ 162,004	$ 70,479
Computer software	84,290	49,159	48,406	39,386
Furniture and fixtures	49,537	18,934	43,116	12,379
Leasehold improvements	31,926	10,184	23,623	2,784
Production and R&D equipment	99,405	39,120	154,894	30,106
	$ 410,879	$ 199,179	$ 432,043	$ 155,134
Net book value	$ 211,700		$ 276,909	

9. Bank indebtedness:

In February 2002, the HSBC Bank of Canada revolving operating line was replaced with a $79,300 (CDN$125,000) operating line from CIBC Bank, at an interest rate of prime and secured by a $79,300 (CDN$125,000) guaranteed investment certificate and a general security interest in all the Corporation's assets. In March 2002, the Corporation arranged for a $750,000 accounts receivable credit facility with CIBC at an interest rate of CIBC prime plus 1% and an administrative fee of 1% of invoice value.

At December 31, 2002, the Corporation also had $8,860 (2001 - nil) of cash held in trust with regards to venture capital fundraising. This amount has been classified as restricted cash at year-end.

10. Accounts payable and accrued liabilities:

	2002	2001
Trade accounts payable	$ 1,016,759	$ 415,164
Accrued liabilities	227,618	243,419
	$ 1,244,377	$ 658,583

(Expressed in United States dollars)

11. Convertible debenture:

During November and December, 2002, the Corporation realized gross cash proceeds of $605,435 (CDN$956,323), from the issuance of 10% redeemable convertible notes of the Corporation plus 6,375,483 share purchase warrants on the completion of a private placement effected pursuant to Regulation D under the Securities Act of 1933. The debenture is convertible at the option of the holder. The agreements were signed on November 20, 2002 and December 20, 2002 and the notes mature on March 15, 2004. Interest on these notes is payable when the notes are fully converted or redeemed. At the option of the Corporation, the Corporation may make quarterly interest payments and redeem the notes in cash or in shares of the Corporation's common stock. The conversion price of the notes is $0.09 (CDN$0.15).

Each warrant entitles the holder to purchase one of the Corporation's common shares and is exercisable at a price of $0.09 (CDN$0.15) on or before March 15, 2004, on which date the warrants will expire.

For accounting purposes, the Corporation has calculated the fair value of warrants issued using the Black-Scholes model and the intrinsic value of the beneficial conversion feature which amounts aggregate $479,258, and has recorded these values as additional paid-in capital. The intrinsic value is the amount by which the fair value of the underlying common shares at the date of the agreement exceeds the value of shares issuable based on the carrying value of the debenture after reducing for the fair value of the warrants. The remaining balance of $126,177 has been recorded as a liability. The carrying value of the liability is being accreted to the redemption value of the notes over the period from November and December 20, 2002 to the initial maturity dates of March 15, 2004. Accretion of $11,070 has been recorded as a charge to the statement of operations as interest expense, and an increase in the carrying value of the debenture, in the period ended December 31, 2002.

Advisors to the private placement are entitled to a share commission of 10% on the face value of the notes. As of December 31, 2002 shares 553,215 shares were due to be issued to advisors as commission. These share subscriptions were recorded as a deferred financing cost against additional paid-in capital.

12. Loans payable:

	2002	2001
Government of Canada - Ministry of Western Economic Diversification (a)	$ -	$ 74,451
Promissory notes (b)	202,514	-
	202,514	74,451
Current portion	202,514	-
	$ -	$ 74,451

(Expressed in United States dollars)

12. Loans payable (continued):

(a) Government of Canada:

Ministry of Western Economic Diversification:

The Corporation, through its subsidiary 321373 B.C. Ltd., entered into an unsecured loan agreement with the Federal Ministry of Western Economic Diversification, whereby the Ministry agreed to make financial contributions to assist in the development of certain research and development projects. Under the terms of the original agreement, the total loan was to be repaid in five equal semi-annual installments commencing October 30, 1993. If not repaid, each installment will incur interest compounded monthly at the Bank of Canada's prime rate plus 3%.

321373 B.C. Ltd. had agreed to repay this loan by allocating 40% of royalty payments from Unity Systems. Royalties were payable by Unity Systems at the rate of 3.5% of net sales of Sonem by Unity Systems, including a deduction for warranty or replacement costs. As of the date of the disposal of the Sonem business by Unity Systems (see note 5), royalties owing to 321373 B.C. Ltd. did not exceed accumulated warranty or replacement costs, and following this date no further royalties became payable. 321373 B.C. Ltd. has assets valued at CDN$1 was dissolved in 2002. The Corporation wrote off the loan in 2002 as forgiveness of debt.

(b) Promissory notes:

As at December 31, 2002, the Corporation was indebted to three parties for $202,514 by way of promissory notes at interest rates ranging from 9.5% to 12% per annum. The promissory notes are repayable during 2003, except for one promissory note totaling $100,000 which is repayable on demand.

13. Other earnings:

During the year ended December 31, 2002, the Company recognized a gain of approximately $47,232 (CDN$74,451) on an extinguishment of debt which is included in other income.

14. Common stock:

Authorized share capital:

100,000,000 common stock at par value of $0.001 per share

5,000,000 preferred stock at par value of $0.001 per share

(Expressed in United States dollars)

14. Common stock (continued):

(a) Shares issued for services:

In 2001, the Corporation issued 25,000 common shares having a market value of $7,000 for services rendered. The shares were assigned a value equal to their market value determined by the closing trading price of the common stock on the date of issuance. The assigned value has been recorded by a charge against operations.

(b) Escrowed shares:

301,982 shares are held in escrow pursuant to the terms of an Escrow Agreement dated December 24, 2001 until November 16, 2003. On May 16, 2002, 75,495 escrowed shares were released from the terms of the Escrow Agreement. Thereafter, an additional 75,495 escrowed shares will be released every six months until November 16, 2003. As at December 31, 2002, 150,992 shares remain held in escrow.

(c) Loss per share:

The following table sets forth the computation of basic and diluted loss per share:

	2002	2001
Numerator:		
Loss from continuing operations	$ (2,664,841)	$ (2,365,518)
Gain from discontinued operations	-	267,504
Denominator:		
Weighted average number of:		
Common shares outstanding	33,269,173	25,855,025
Basic and diluted loss per common share:		
Continuing operations	$ (0.08)	$ (0.09)
Discontinued operations	-	0.01

For the years ended December 31, 2002 and 2001, all of the Corporation's common shares issuable upon the exercise of stock options and warrants were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

14. Common stock (continued):

(d) Stock option plan:

During the year ended December 31, 1998, the Corporation established a stock option plan pursuant to which 3,000,000 common shares were reserved for issuance. This plan was replaced on December 6, 1999, by a new stock option plan ("1999 Plan") pursuant to which 5,000,000 common shares were reserved for issuance. On July 5, 2000 the shareholders approved a change in the maximum number of options issuable under this plan to 20% of the number of common shares outstanding including shares of common stock previously issued under the plan. As of December 31, 2002 this maximum number was 8,404,055. On August 8, 2002 the Board of Directors further amended and restated the 1999 Plan, subject to shareholder approval at the next Annual General Meeting, to create a new plan ("2002 Plan"). The 2002 Plan, when ratified, will authorize the maximum issuance of shares of the Corporation's common stock upon exercise of options granted under the 2002 Plan to be set at 6,903,378. Any increase to the maximum number, in the future, would have to be approved by the shareholders at subsequent shareholder meetings.

Where options issued after January 18, 2001 have an exercise price in a currency that is not either the (a) functional currency of the corporation of (b) the currency in which the employee is paid, the options are to be accounted for as variable plan options and compensation expense will be recorded equal to changes in the market value of the underlying common shares at each reporting period.

The Corporation grants options in U.S. dollars when the functional currency of the Corporation and the currency in which employees are paid is the Canadian dollar. Accordingly, these employee options are considered to be variable options. In addition, compensation expense is recognized to the extent that options are granted having an exercise price less than the market price of the underlying share on the date of grant.

The Corporation grants options to non-employees. For these non-employee options, compensation expense is recognized using the fair value-based method of accounting per SFAS No. 123. The fair value of non-employees grants in 2002 and 2001 was calculated using the Block-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield; volatility of 148% (201 - 156%) based on weekly stock price; risk-free interest rate of 3.25% (2001 - 3.25%) and expected lives between 1 to 5 years.

Included in expenses for 2002 is total stock-based compensation (recovery) of $(343,003) (2001 - $655,454).

(Expressed in United States dollars)

14. Common stock (continued):

(d) Stock option plan (continued):

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

		Outstanding options	
	Shares available to be granted under option	Number of common shares issuable	Weighted average exercise price
Balance, December 31, 2000	1,981,123	4,454,666	$ 0.67
Options granted	(2,084,500)	2,084,500	0.18
Options expired	2,198,416	(2,198,416)	(1.12)
Increase in reserved for issuance	1,293,211	-	-
Balance, December 31, 2001	3,388,250	4,340,750	0.20
Options granted	(2,150,000)	2,150,000	0.20
Options exercised	-	(383,334)	0.17
Options expired	995,999	(995,999)	0.27
Increase in reserved for issuance	1,058,389	-	-
Balance, December 31, 2002	3,292,638	5,111,417	$ 0.20

The following table summarizes information about stock options under the plan outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life (yrs)	Weighted average exercise price	Number outstanding at December 31, 2002	Weighted average exercise price
$0.14	1,310,000	4.80	0.14	86,250	$0.14
$0.15	40,000	5.00	0.15	-	$0.15
$0.17	2,594,000	3.05	0.17	1,673,583	$0.17
$0.20	100,000	4.75	0.20	25,000	$0.20
$0.23	155,000	4.00	0.23	51,667	$0.23
$0.24	25,000	4.75	0.24	2,083	$0.24
$0.25	40,000	4.56	0.25	5,833	$0.25
$0.29	96,667	4.75	0.29	8,056	$0.29
$0.30	75,000	4.75	0.30	6,250	$0.30
$0.31	150,000	4.50	0.31	25,000	$0.31
$0.33	10,000	4.25	0.33	2,500	$0.33
$0.35	50,000	4.45	0.35	9,167	$0.35
$0.38	397,000	2.83	0.38	287,250	$0.38
$1.00	68,750	0.25	1.00	68,750	$1.00
	5,111,417	3.65	$0.21	2,251,389	$0.23

(Expressed in United States dollars)

14. Common stock (continued):

(d) Stock option plan (continued):

Stock options become exercisable at dates determined by the Board of Directors at the time of granting the option.

Stock options have initial terms of five years.

(e) Warrants:

	Outstanding warrants	Weighted average exercise price
Balance, December 31, 2000	-	$ -
Warrants issued *(i)*	5,647,551	0.30
Balance, December 31, 2001	5,647,551	0.30
Warrants issued *((ii), (iii), (iv)* and *(v))*	9,430,269	0.20
Warrants exercised *(i)*	(1,399,999)	(0.50)
Warrants expired *(i)*	(500,000)	(0.30)
Balance, December 31, 2002	13,177,821	$0.23

As at December 31, 2002, the Corporation has warrants outstanding to purchase 13,177,821 common shares at exercise prices ranging from $0.09 (CDN$0.15) to $0.35 per share.

(i) 5,147,551 warrants, which were issued in December, 2001 with an exercise price of $0.30 each, may be callable for exercise by the Corporation at any time after the closing price for the Corporation's common stock is equal to or exceeds $0.75 for at least ten consecutive trading days. After the issuance of these warrants, the share price level has not reached $0.75. These warrants expire in December 2003. On July 2, 2002, 899,999 of these warrants were exercised by certain shareholders at $0.30. On August 20, 2002, a further 500,000 of these warrants were exercised by certain shareholders at $0.30. The exercise price of the above 3,747,552 un-exercised warrants was re-priced to CDN$0.35 for 30 days after unanimous warrant holder approval was obtained on October 4, 2002. No warrants were subsequently exercised during the 30 day period and the original terms were re-instated on November 4, 2002. These warrants had not been previously issued in connection with the provision of employment or consulting services.

(Expressed in United States dollars)

14. Common stock (continued):

(e) Warrants (continued):

(ii) 2,454,786 warrants, which were issued on May 15, 2002 with an exercise price of $0.35 each, may be callable for exercise by the Corporation at any time after the closing price for the Corporation's common stock is equal to or exceeds $1.50 for at least ten consecutive trading days. As of December 31, 2002, the share price level has not reached $1.50. These warrants expire in May 2003. The exercise price of the above un-exercised warrants was re-priced to CDN$0.35 for 30 days after unanimous warrant holder approval was obtained on October 4, 2002. No warrants were subsequently exercised during the 30 day period and the original terms were re-instated on November 4, 2002. These warrants had not been previously issued in connection with the provision of employment or consulting services. Of the total warrants issued, 136,929 warrants were issued as a finders fee. The fair value of these warrants was calculated to be $38,994 based on the Black-Scholes pricing model and were recorded as share issue costs against additional paid-in capital.

(iii) On August 23, 2002, 100,000 fully vested warrants with an exercise price of $0.19 each were issued as commission pursuant to a financing. The financing did not materialize and the fair value of these warrants was recognized as compensation expense. These warrants expire August 2006.

(iv) On September 13, 2002, 500,000 fully vested warrants with an exercise price of $0.17 were issued pursuant to a consulting agreement. The fair value of these warrants was recognized as compensation expense. These warrants expire September 2005.

(v) 6,375,483 fully vested warrants with an exercise price of $0.09 (CDN$0.15), of which 5,422,567 were issued on November 20, 2002 and 952,916 were issued on December 20, 2002 pursuant to a convertible debenture financing, expire on March 15, 2004.

15. Share subscription receivable:

The Corporation advanced $90,000 to an officer of the Corporation for the subscription of 500,000 units in conjunction with the private placement completed on December 24, 2001. The loan principal plus interest of $600 was repaid on August 20, 2002.

(Expressed in United States dollars)

16. Commitments:

The Corporation has the following future minimum lease commitments for premises and equipment:

2003	$	84,358
2004		78,862
2005		51,593
2006		-
2007		-
Thereafter		-
	$	214,813

In 2002, rent expense was $81,848 (2001 - $74,523).

17. Income taxes:

At December 31, 2002, the Corporation has US tax net operating losses approximating $2,108,266 which will begin to expire in 2018. The Corporation may have incurred "ownership changes" pursuant to applicable Regulations in effect under Section 382 Internal Revenue Code of 1986, as amended. Therefore, the Corporation's use of losses incurred through the date of these ownership changes may be limited during the carryforward period.

The Corporation has Canadian tax net operating losses of approximately $9,014,000 which expire as follows:

2003	$	602,000
2004		1,293,000
2005		146,000
2006		1,217,000
2007		2,548,000
2008		951,000
2009		2,257,000

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation has recognized a valuation allowance equal to the deferred tax assets due to the uncertainty of realizing the benefits of the assets.

17. Income taxes (continued):

Significant components of the Corporation's deferred tax assets as of December 31 are as follows:

		2002		2001
Deferred tax assets:				
Net operating loss carry forwards	$	4,309,257	$	3,375,571
Depreciation/amortization		266,232		133,112
Other		331,596		463,492
Total deferred tax assets		4,907,085		3,972,175
Valuation allowance		(4,907,085)		(3,972,175)
Net deferred taxes	$	-	$	-

18. Segmented information:

(a) Segment information:

During 2002 and 2001, the Corporation was operating only in the RF power amplifier segment.

(b) Geographic information:

Substantially all assets and operations are in Canada. A summary of sales by region of customer location is as follows ($000):

		2002		2001
Korea	$	1,340	$	3,085
China		756		159
Sweden		88		-
United States		774		268
Other		34		33
Total sales	$	2,992	$	3,545

18. Segmented information (continued):

(c) Major customers:

Sales to customers representing greater than 10% of total sales are as follows ($000):

	2002	2001
Customer A	$ 649	$ 1,582
Customer B	515	851
Customer C	406	179
Customer D	404	198
Customer E	394	37
Customer F	-	420

19. Contingent liabilities:

(a) The Corporation is currently a party to an action in the Supreme Court of British Columbia, Vancouver Registry, brought by an optionholder seeking a declaration that 500,000 options to purchase shares in the common stock of the Corporation held by it have a term of unlimited duration.

The Corporation provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. It is the opinion of management, based in part on advice of legal counsel, that the ultimate resolution of this contingency, to the extent not previously provided for, will not have a material adverse effect on the financial condition of the Corporation.

(b) Contingent liability on sale of products:

(i) Under a certain license agreement, the Corporation is committed to royalty payments based on the sales of products using certain technologies. Royalties are paid between 6% to 7% of sales of licensed products sold integrating the XNN Technology into various products to a minimum of $150,000 within twelve months subsequent to the first commercial sales of the integrated product. The Corporation recognizes royalty obligations as determinable in accordance with agreement terms.

(ii) Under an agreement with the Government's National Research Council Canada IRAP ("IRAP") program, the Corporation is eligible to receive conditionally repayable government assistance amounting to $308,130 (CDN$483,491) to support the development of a multi-carrier linear power amplifier. During 2002 the Corporation claimed gross proceeds of $192,986 (CDN$302,846) which have been recorded as government grant income. Under the terms of the agreement, an amount up to a maximum of $462,194 (CDN$725,236) is to be repaid at a rate of 1.5% of quarterly gross revenue commencing on September 1, 2003, on a quarterly basis.

(Expressed in United States dollars)

20. Supplementary information:

(a) *Cash flow information:*

	2002	2001
Cash paid for:		
Interest	$ 26,716	$ 5,890
Non-cash financing and investing activities:		
Shares issued for services rendered (note 14(a))	-	7,000
Warrants issued as financing cost on private placement	38,994	-
Purchase of equipment funded by obligation under capital lease	164,117	62,237

(b) Allowance for doubtful accounts:

	2002	2001
Opening balance	$ 55,873	$ 22,263
Bad debt expense	15,253	51,207
Recoveries and other adjustments	(38,067)	(17,597)
Closing balance	$ 33,059	$ 55,873

Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other "forward-looking statements". Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. We caution readers of this annual report that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements". In evaluating us, our business and any investment in our business, readers should carefully consider the following factors.

Trading of our stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy and sell our stock.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

If plans to phase-out the OTC Bulletin Board are implemented, we may not qualify for listing on the proposed Bulletin Board Exchange or any other marketplace, in which event investors may have difficulty buying and selling our securities.

We understand that in 2003, subject to approval of the Securities and Exchange Commission, the NASDAQ Stock Market intends to phase-out the OTC Bulletin Board, and replace it with the "Bulletin Board Exchange" or "BBX". As proposed, the BBX will include an electronic trading system to allow order negotiation and automatic execution. The NASDAQ Stock Market has indicated its belief that the BBX will bring increased speed and reliability to trade execution, as well as improve the overall transparency of the marketplace. Specific criteria for listing on the BBX have not yet been finalized, and the BBX may provide for listing criteria which we do not meet. If the OTC Bulletin Board is phased-out and we do not meet the criteria established by the BBX, there may be no market on which our securities may be included. In that event, shareholders may have difficulty reselling any of the shares they own.

Our common stock is illiquid and subject to price volatility unrelated to our operations.

Our common stock currently trades on a limited basis on the OTC Bulletin Board and the TSX Venture Exchange. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other telephony companies, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

A decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our operations.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. Because our operations have been primarily financed through the sale of equity securities, a decline in the price of our common stock could be especially detrimental to our liquidity and our operations. Such reductions would force us to reallocate funds from other planned uses and would have a significant negative effect on our business plans and operations, including our ability to develop new products and continue our current operations. If our stock price declines, there can be no assurance that we can raise additional capital or generate funds from operations sufficient to meet our obligations.

We are currently dependent on a limited number of customers and if we are unable to diversify our customer base and we lose one or more of these customers, then our revenues may decrease significantly.

Sales to five customers comprised 80% of our revenue in the year ended December 31, 2002 and sales to six customers comprised 92% in the year ended December 31, 2001. During fiscal 2002, each of the five customers accounted for more than ten percent (10%) of our revenues. Sales to the Korean market have decreased significantly because of a slowdown in the telecommunications industry and increased competition in the Korean market. We predict that our sales to these customers in Korea and in the Korean market will decrease significantly in fiscal 2003. In addition, one of our significant customers in the United States went bankrupt during fiscal 2002. As a result of the decrease in sales to the Korean market and the loss of one large customer in the United States in the first quarter of 2002, we took positive steps in the second quarter of fiscal 2002 to diversify our customer base to ensure that reliance on significant customers will be reduced in the future. If our business strategy to diversify our customer base is successful, we expect that we will become less dependent on such significant customers in the future as sales increase. However, if we are unable to successfully diversify our customer base and if we lost one or more of these limited number of customers, our revenues would decrease significantly and our business, financial condition and results of operations would be materially and adversely affected.

Addition risk factors are presented in the Company's Annual Report on Form 10-KSB of which copies can be mailed or emailed to shareholders upon request.

Executive Officers & Management

Director and Chairman of the Board of Directors

Mark Godsy, LLB
Chief Executive Officer - Collective Protection Inc.
San Diego, CA

President, Chief Executive Officer and Director

Ilan Kenig, LLB
President & Chief Executive Officer – Unity Wireless Corporation
Burnaby, BC

Director and Vice Chairman of the Board of Directors

Casey O'Byrne, LLB
Partner - Tarrabain O'Byrne & Company
Edmonton, AB

Director

Ken Maddison, CA
Business Consultant
Vancouver, BC

Director

Senator Robert W. Singer
Vice President, Corporate Relations – Community / Kimball Medical Centers; New Jersey State Senator
Jackson, NJ

Director

Doron Nevo
President & Chief Executive Officer - KiloLambda Technologies, Ltd.
Israel

Corporate Secretary

Andrew James Chamberlain, LLB
Partner - Chamberlain Hutchison
Edmonton, AB



Unity Wireless Corporation
7438 Fraser Park Drive
Burnaby, BC V5J 5B9

(604) 267-2772 Telephone
(604) 267-2701 Facsimile

www.unitywireless.com

D/ljm/459168.1